UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Castle Brands Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

148435100
(CUSIP Number)

October 9, 2009
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 148435100	13G	Page 2 of 13 Pages

1	NAME OF REPORTING PERSON Fursa SPV LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 10,133,465*
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 10,133,465*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,133,465*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

*  Consists of warrants to purchase 268,008 shares of common stock of the issuer exercisable within 60 days of October 9, 2009.

CUSIP No. 148435100	13G	Page 3 of 13 Pages

1	NAME OF REPORTING PERSON Fursa Master Rediscovered Opportunities Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 10,133,465*
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 10,133,465*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,133,465*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*  Consists of warrants to purchase 268,008 shares of common stock of the issuer exercisable within 60 days of October 9, 2009.

CUSIP No. 148435100	13G	Page 4 of 13 Pages

1	NAME OF REPORTING PERSON Fursa Master Global Event Driven Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 10,133,465*
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 10,133,465*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,133,465*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*  Consists of warrants to purchase 268,008 shares of common stock of the issuer exercisable within 60 days of October 9, 2009.

CUSIP No. 148435100	13G	Page 5 of 13 Pages

1	NAME OF REPORTING PERSON Fursa Capital Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 10,133,465*
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 10,133,465*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,133,465*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*  Consists of warrants to purchase 268,008 shares of common stock of the issuer exercisable within 60 days of October 9, 2009.

CUSIP No. 148435100	13G	Page 6 of 13 Pages

1	NAME OF REPORTING PERSON Fursa Alternative Strategies LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 10,133,465*
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 10,133,465*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,133,465*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*  Consists of warrants to purchase 268,008 shares of common stock of the issuer exercisable within 60 days of October 9, 2009.

CUSIP No. 148435100	13G	Page 7 of 13 Pages

1	NAME OF REPORTING PERSON William F. Harley, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 10,133,465*
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 10,133,465*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,133,465*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*  Consists of warrants to purchase 268,008 shares of common stock of the issuer exercisable within 60 days of October 9, 2009.

CUSIP No. 148435100	13G	Page 8 of 13 Pages

Preliminary Note

This Schedule 13G Statement (this "Statement") is filed on behalf of (i) Fursa SPV LLC, a Delaware limited liability company (the "Investor"), (ii) Fursa Master Rediscovered Opportunities Fund LP, a Delaware limited partnership ("Fursa Master Rediscovered"), (iii) Fursa Master Global Event Driven Fund LP, a Delaware limited partnership ("Fursa Master Global"), (iv) Fursa Capital Partners LP, a Delaware limited partnership ("Fursa Capital Partners"), (v) Fursa Alternative Strategies LLC, a Delaware limited liability company ("Fursa Alternative"), by virtue of its investment authority over securities held by the Investor and (vi) William F. Harley, III, as a holder of 100% of the membership interests of Fursa Alternative.  The Investor, Fursa Master Rediscovered, Fursa Master Global, Fursa Alternative and William F. Harley, III are collectively referred to in this Statement as the "Reporting Persons" and each is a "Reporting Person".  The purpose of this Statement is to disclose that the Reporting Persons may be deemed to hold 10,133,465 shares (on an as-converted basis) of common stock, par value $0.01 per share (the "Common Stock") of Castle Brands Inc. (the "Issuer"), and that such Common Stock was acquired by the Investor in the ordinary course of its business and Investor no longer has the purpose nor the effect of changing or influencing the control of the Issuer, nor participating in any transaction having such purpose or effect, as described in the Reporting Person's Schedule 13D Statement dated September 15, 2008 (the "13D Statement").

In addition, the purpose of this Statement is to disclose that the Reporting Persons may be deemed to hold 10,133,465 shares of Common Stock, which is equal to 9.4% of the total outstanding Common Stock of the Issuer, as a result of (i) the conversion of the Investor's holdings of the Issuer's 6% convertible notes, due March 1, 2010, plus accrued interest, into shares of the Issuer's Series A Convertible Preferred Stock ("Series A Preferred") at a per share price of $23.21 in connection with the Issuer's completion of the sale of 1.2 million shares of newly issued Series A Preferred for $15 million in October 2008,  (ii) the subsequent automatic conversion of each outstanding share of the Investor's Series A Preferred into an aggregate of 9,294,028 shares of the Issuer's Common Stock and (iii) the execution by the Issuer of an Asset Purchase Agreement, dated as of September 21, 2009 with Betts & Scholl, LLC, pursuant to which the Issuer, through its subsidiary, acquired the assets of Betts & Scholl and the Issuer issued to the seller thereunder an aggregate of 7,142,858 shares of Common Stock.  The foregoing described transactions, among other things, resulted in the Issuer’s issuance of additional shares of Common Stock since the 13D Statement was filed.  Furthermore, the purpose of this Statement is to correct the number of shares that the Reporting Persons were deemed to have beneficially held as of the date of the 13D Statement from the overeported 2,292,599 shares to 1,667,023 shares that were actually deemed to be beneficially held by the Reporting Persons as of the date of such 13D Statement.  The issuance of additional shares by the Issuer, together with foregoing described correction of the 13D Statement, resulted in the dilution of the ownership percentage in the Issuer held by the Reporting Persons, such that the Reporting Persons may be deemed to hold, as of the date hereof, approximately 9.4% of the total outstanding Common Stock of the Issuer.

Item 1(a)	Name of Issuer:

Castle Brands Inc.

Item 1(b)	Address of the Issuer's Principal Executive Offices:

122 East 42nd Street
Suite 4700
New York, New York 10168

Item 2(a)	Name of Person Filing

The Statement is filed on behalf of each of the following Reporting Persons:

i)	Fursa SPV LLC;

ii)	Fursa Master Rediscovered Opportunities Fund LP;

iii)	Fursa Master Global Event Driven Fund LP;

iv)	Fursa Capital Partners LP;

CUSIP No. 148435100	13G	Page 9 of 13 Pages

v)	Fursa Alternative Strategies LLC; and

vi)	William F. Harley, III

Item 2(b)	Address of Principal Business Office or, if None, Residence:

The address or the principal business office of each of the Reporting Persons is 49 West Merrick Road, Suite 202, Freeport, New York 11520.

Item 2(c)	Citizenship:

i)	Fursa SPV LLC, a Delaware limited liability company;

ii)	Fursa Master Rediscovered Opportunities Fund LP, a Delaware limited partnership;

iii)	Fursa Master Global Event Driven Fund LP, a Delaware limited partnership;

iv)	Fursa Capital Partners LP, a Delaware limited partnership;

v)	Fursa Alternative Strategies LLC, a Delaware limited liability company; and

vi)	William F. Harley, III, a United States Citizen.

Item 2(d)	Title of Class of Securities:

Common Stock, $0.01 par value per share.

Item 2(e)	CUSIP Number:

148435100

*Item 3	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☒ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

*(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

*(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If the filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: _________________

CUSIP No. 148435100	13G	Page 10 of 13 Pages

Item 4	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned:

As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of 10,133,465 shares of Common Stock.

(b)	Percent of Class:

Each of the Reporting Persons may be deemed to be the beneficial owner of approximately 9.4% of the total number of shares outstanding.

(c)	Number of shares as to which such person has:

Fursa SPV LLC
(i)	Sole power to vote or direct the vote:
(ii)	Shared power to vote or to direct the vote	10,133,465
(iii)	Sole power to dispose or to direct the disposition of
(iv)	Shared power to dispose or to direct the disposition of	10,133,465

Fursa Master Rediscovered Opportunities Fund LP
(i)	Sole power to vote or direct the vote:
(ii)	Shared power to vote or to direct the vote	10,133,465
(iii)	Sole power to dispose or to direct the disposition of
(iv)	Shared power to dispose or to direct the disposition of	10,133,465

Fursa Master Global Event Driven Fund LP
(i)	Sole power to vote or direct the vote:
(ii)	Shared power to vote or to direct the vote	10,133,465
(iii)	Sole power to dispose or to direct the disposition of
(iv)	Shared power to dispose or to direct the disposition of	10,133,465

Fursa Capital Partners LP
(i)	Sole power to vote or direct the vote:
(ii)	Shared power to vote or to direct the vote	10,133,465
(iii)	Sole power to dispose or to direct the disposition of
(iv)	Shared power to dispose or to direct the disposition of	10,133,465

Fursa Alternative Strategies LLC
(i)	Sole power to vote or direct the vote:
(ii)	Shared power to vote or to direct the vote	10,133,465
(iii)	Sole power to dispose or to direct the disposition of
(iv)	Shared power to dispose or to direct the disposition of	10,133,465

CUSIP No. 148435100	13G	Page 11 of 13 Pages

William F. Harley, III
(i)	Sole power to vote or direct the vote:
(ii)	Shared power to vote or to direct the vote	10,133,465
(iii)	Sole power to dispose or to direct the disposition of
(iv)	Shared power to dispose or to direct the disposition of	10,133,465

Item 5	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

This Item 7 is not applicable.

Item 8	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10	Certification:

By signing below the Reporting Persons certify that, to the best of such person's knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 148435100	13G	Page 12 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Date: October 9, 2009	FURSA SPV LLC

By: /s/ William F. Harley, III
Name: William F. Harley, III
Title: Chief Investment Officer of Fursa Alternative Strategies LLC, as Managing Member of Fursa SPV LLC

Date: October 9, 2009	FURSA MASTER REDISCOVERED OPPORTUNITIES FUND LP

By: /s/ William F. Harley, III
Name: William F. Harley, III
Title: President and CIO

Date: October 9, 2009	FURSA MASTER GLOBAL EVENT DRIVEN FUND LP

By: /s/ William F. Harley, III
Name: William F. Harley, III
Title: President and CIO

Date: October 9, 2009	FURSA CAPITAL PARTNERS LP

By: /s/ William F. Harley, III
Name: William F. Harley, III
Title: President and CIO

Date: October 9, 2009	FURSA ALTERNATIVE STRATEGIES LLC

By: /s/ William F. Harley, III
Name: William F. Harley, III
Title: Chief Investment Officer of Fursa Alternative Strategies LLC, as Managing Member of Fursa SPV LLC

Date: October 9, 2009	WILLIAM F. HARLEY, III

By: /s/ William F. Harley, III

CUSIP No. 148435100	13G	Page 13 of 13 Pages

*Pursuant to the Joint Filing Agreement, dated as of October 9, 2009, attached hereto as Exhibit I, by and among Fursa SPV LLC, Fursa Master Rediscovered Opportunities Fund LP, Fursa Master Global Event Driven Fund LP, Fursa Capital Partners LP, Fursa Alternative Strategies LLC and William F. Harley, III, this Schedule 13G statement is filed on behalf of each the parties thereto.